SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

ManTech International Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

564563 10 4

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 564563 10 4	13G/A	Page 2 — of — 5 Pages

1	Names of Reporting Persons George J. Pedersen
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 13,958,345
6 Shared Voting Power 0
7 Sole Dispositive Power 13,958,345
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,958,345
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 39.4%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 564563 10 4	13G/A	Page 3 — of — 5 Pages

Item 1	(a).	Name of Issuer:

ManTech International Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

12015 Lee Jackson Highway Fairfax, VA 22033-3300

Item 2	(a).	Names of Persons Filing:

George J. Pedersen

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

12015 Lee Jackson Highway Fairfax, VA 22033-3300

Item 2	(c).	Citizenship:

United States

Item 2	(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share. The issuer’s Class B Common Stock, par value $0.01 per share, is convertible at the option of the holder into Class A common stock. The Class B common stock has the same rights and preferences as the Class A common stock, except that each share of the Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes and is freely convertible into one share of the Class A common stock.

Item 2	(e).	CUSIP Number:

564563 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 564563 10 4	13G/A	Page 4 — of — 5 Pages

Item 4.	Ownership.

Shares reported as beneficially owned by the reporting person include (i) 13,902,760 shares of Class B Common Stock held directly by the reporting person; (ii) 54,417 shares of Class B Common Stock held by the ManTech Special Assistance Fund, Inc., a fund over which the reporting person has voting and investment control and as to which the reporting person disclaims beneficial ownership, and (iii) 1,168 shares of Class B Common Stock held by the reporting person’s wife, Marilyn A. Pedersen, and as to which the reporting person disclaims beneficial ownership. The Class B Common Stock reported on this form by the reporting person constitutes 100% of the outstanding Class B Common Stock.

During the year ended December 31, 2008, the reporting person engaged in the following transactions related to the Class A Common Stock:

On May 7, 2008, the reporting person converted 180,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock. Between May 7, 2008 and July 15, 2008, the reporting person sold all 180,000 shares of Class A Common Stock pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on November 29, 2007. The prices received in connection with these sales ranged from $46.18 to $51.25.

On March 4, 2008, the reporting person converted 134,468 shares of Class B Common Stock into an equal number of shares of Class A Common Stock and gifted those shares to charity.

On January 8, May 30 and June 30, 2008, the ManTech Special Assistance Fund, Inc. converted 1,000, 1,000 and 5,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock and gifted those shares to charity.

	(a)	Amount beneficially owned: 13,958,345

	(b)	Percent of class: 39.4%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 13,958,345

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 13,958,345

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 564563 10 4	13G/A	Page 5 — of — 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2009

/s/ George J. Pedersen
George J. Pedersen